SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A

Under the Securities Exchange Act of 1934
(Amendment No. 3 ) *

Athena Gold Corporation

(Name of Issuer)

           Common Stock
(Title of Class of Securities)

               04686B 108
(CUSIP Number)

August 23, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 04686B 108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce and Elizabeth Strachan, Trustees of the Bruce and Elizabeth Strachan Revocable Living Trust dated 7/25/07
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,380,470
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,380,470
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,380,470 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.90%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 04686B 108	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Athena Gold Corporation

(b)	Address of Issuer’s Principal Executive Offices c/o Brian Power; 2010A Harbison Drive # 312, Vacaville, CA 95687

Item 2.

(a)	Name of Person Filing Bruce and Elizabeth Strachan, Trustees of the Bruce and Elizabeth Strachan Revocable Living Trust dated 7/25/07

(b)	Address of the Principal Office or, if none, residence P O Box 577; Joshua Tree, CA 92252-0577

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 04686B 108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 04686B 108	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,380,470 share

(b)	Percent of class: 1.90%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 3,380,470.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 3,380,470.

	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04686B 108	13G	Page 5 of 5 Pages

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2021 (Date)

/s/ Bruce Strachan, Trustee (Signature)

Trustee (Name/Title)

/s/ Elizabeth Strachan, Trustee (Signature)

Trustee (Name/Title)